Exhibit 99.7

THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY OF IT OR ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION FOR IT, OR ANY DOCUMENT WHICH INCLUDES WRITTEN CONFIRMATIONS OR REFERENCES TO IT, INTO AUSTRIA AS WELL AS PRINTING OUT ANY E-MAIL COMMUNICATION WHICH REFERS TO THIS DOCUMENT IN AUSTRIA OR SENDING ANY E-MAIL COMMUNICATION TO WHICH A PDF SCAN OF THIS DOCUMENT IS ATTACHED TO AN AUSTRIAN ADDRESSEE OR SENDING ANY        E-MAIL COMMUNICATION CARRYING AN ELECTRONIC OR DIGITAL SIGNATURE WHICH REFERS TO THIS DOCUMENT TO AN AUSTRIAN ADDRESSEE MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL DOCUMENT AS WELL AS ALL CERTIFIED COPIES THEREOF AND WRITTEN AND SIGNED REFERENCES TO IT OUTSIDE OF AUSTRIA AND AVOID PRINTING OUT ANY E-MAIL COMMUNICATION WHICH REFERS TO THIS DOCUMENT IN AUSTRIA OR SENDING ANY E-MAIL COMMUNICATION TO WHICH A PDF SCAN OR OTHER SCANNED DOCUMENTS OF THIS DOCUMENT IS ATTACHED TO AN AUSTRIAN ADDRESSEE OR SENDING ANY E-MAIL COMMUNICATION CARRYING AN ELECTRONIC OR DIGITAL SIGNATURE WHICH REFERS TO THIS DOCUMENT TO AN AUSTRIAN ADDRESSEE.

Dated November 2, 2009

MAGYAR TELECOM B.V.

as Borrower

- and -

HUNGARIAN TELECOM FINANCE INTERNATIONAL LIMITED

as Lender

- and -

INVITEL HOLDINGS A/S

as Parent

AMENDMENT AGREEMENT

relating to a loan agreement dated 2 March 2009

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	EFFECTIVE DATE	2

3.	REPRESENTATIONS	2

4.	AMENDMENTS TO ORIGINAL LOAN AGREEMENT	2

5.	FURTHER ASSURANCE	2

6.	MISCELLANEOUS	2

7.	GOVERNING LAW	3

SCHEDULE 1 Form of Amended and Restated Loan Agreement		4

SIGNATORIES		5

THIS AMENDMENT AGREEMENT is made on November 2, 2009 and amends the Original Loan Agreement (as defined below) dated 2 March 2009.

BETWEEN:

(1)	MAGYAR TELECOM B.V., a company incorporated in The Netherlands (registered number 33286951) whose registered office is situated at Locatellikade 1, 1076 AZ, Amsterdam, The Netherlands (the “Borrower”);

(2)	HUNGARIAN TELECOM FINANCE INTERNATIONAL LIMITED, a company incorporated in the Cayman Islands (registered number 230377) whose registered address is situated at Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, PO Box 1234, Grand Cayman KY1-1108, Cayman Island (the “Lender”); and

(3)	INVITEL HOLDINGS A/S, a company incorporated under the laws of Denmark with CVR number 31586224 and having its registered office at Teglholmsgade 1, DK-2450 Copenhagen SV, Denmark (the “Parent”).

WHEREAS:

(A)	The Borrower, TDCH III ApS (“TDCH”) and the Parent entered into a loan agreement dated 2 March 2009 pursuant to which TDCH made available to the Borrower a loan of EUR 34,135,000 upon the terms and conditions contained therein (the “Original Loan Agreement”).

(B)	On the date of this Amendment Agreement TDCH entered into a novation agreement with the parties to this Amendment Agreement whereby TDCH transferred by novation all of its rights, benefits and obligations in respect of the Original Loan Agreement to the Lender.

(C)	The Lender, the Borrower and the Parent have agreed to enter into this Amendment Agreement in order to amend the terms of the Original Loan Agreement in the manner set out below.

NOW IT IS HEREBY AGREED:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Amendment Agreement:

“Effective Date” means the “Fourth Supplemental Effective Date” as defined in the fourth supplemental agreement dated on or about the date of this Amendment Agreement amending and restating a senior facilities agreement dated 6 August 2004 (as amended from time to time) between, inter alios, Magyar Telecom B.V. as the parent, Invitel Zrt. as the borrower, BNP Paribas in various capacities and certain other banks and financial institutions as lenders.

1.2	Incorporation of defined terms

(a)	Unless a contrary indication appears, a term defined in the Original Loan Agreement has the same meaning when used herein.

(b)	The principles of construction set out in Clause 1 (Definitions and Interpretation) of the Original Loan Agreement shall also apply in the interpretation hereof as if expressly set out herein with each reference to the “Agreement” being deemed to be a reference to this Amendment Agreement.

1.3	Clauses

In this Amendment Agreement, any reference to a “Clause” or a “Schedule” is, unless the context otherwise requires, a Clause of or a Schedule to this Amendment Agreement.

1.4	Third party rights

A person who is not a party to this Amendment Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Amendment Agreement.

2.	EFFECTIVE DATE

2.1	The amendments to the Original Loan Agreement referred to in Clause 4 (Amendments to the Original Loan Agreement) shall take effect on the Effective Date in accordance with their terms.

3.	REPRESENTATIONS

3.1	The Parent and the Borrower make the representations in Clause 10.1 (Representations) of the Original Loan Agreement on the date hereof and on the Effective Date (if applicable) as if references to the Agreement were references to the Original Loan Agreement as amended and supplemented by this Amendment Agreement, and with reference to the facts and circumstances then existing.

4.	AMENDMENTS TO ORIGINAL LOAN AGREEMENT

4.1	The parties hereto agree that with effect from the Effective Date, the Original Loan Agreement shall be varied, amended and restated by this Amendment Agreement and shall be deemed to take effect in the form set out in Schedule 1 (Form of Amended and Restated Loan Agreement).

4.2	Subject to the terms of this Amendment Agreement, the Original Loan Agreement will remain in full force and effect and as from the Effective Date references in the Original Loan Agreement to “this Agreement”, “hereunder”, “herein” and like terms or to any provision of the Original Loan Agreement shall be construed as a reference to the Original Loan Agreement, or such provision, as amended and supplemented by this Amendment Agreement.

5.	FURTHER ASSURANCE

The Borrower shall at its own expense, do all acts necessary or reasonable to give effect to this Amendment Agreement.

6.	MISCELLANEOUS

6.1	Clauses 15 (Notices), 19 (Partial Invalidity), 23 (Jurisdiction), 24 (Service of Process) 25 (Inconvenient Forum), 26 (Waiver of Immunity), 27 (Waiver of trial by jury) and 28 (Counterparts) of the Original Loan Agreement shall be deemed incorporated in this Amendment Agreement (with such conforming amendments as the context requires) as if set out herein with each reference to the “Agreement” being deemed to be a reference to this Amendment Agreement.

6.2	Failure by one or more parties (“Non-Signatories”) to execute this Amendment Agreement on the date hereof will not invalidate the provisions of this Amendment Agreement as between the other parties who do execute this Amendment Agreement. Such Non-Signatories may execute this Amendment Agreement (or a counterpart thereof) on a subsequent date and will thereupon become bound by its provisions.

7.	GOVERNING LAW

This Amendment Agreement is governed by and shall be construed in accordance with English law. Any non-contractual obligations arising out of or in connection with this Amendment Agreement are governed by English law.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first above written.

SCHEDULE 1

FORM OF AMENDED AND RESTATED LOAN AGREEMENT

SIGNATORIES

The Borrower

SIGNED for and on behalf of

MAGYAR TELECOM B.V.

By:

By:

The Lender

SIGNED for and on behalf of

HUNGARIAN TELECOM FINANCE INTERNATIONAL LIMITED

By:

By:

The Parent

SIGNED for and on behalf of

INVITEL HOLDINGS A/S

By:

By: